UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 21 entitled “GeoPark Announces Third Quarter 2014 Operational Update: Production Increases 66% to 21,548 Boepd”

FOR IMMEDIATE RELEASE

GEOPARK ANNOUNCES THIRD QUARTER 2014 OPERATIONAL UPDATE
Production Increases 66% to 21,548 BOEPD

Santiago, Chile –October 21, 2014 -- GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Chile, Colombia, Brazil, Argentina and Peru1, announces today its 3Q2014 operational update.

Oil and gas production increased 66% to a record 21,548 boepd, compared to 3Q2013 - led by strong and continuing growth from GeoPark’s Llanos 34 Block in Colombia together with the initial contribution from the start-up of production in the Company’s Tierra del Fuego Blocks in Chile. The Company continues on-track to reach full year production targets.

13 new wells were drilled in 3Q2014, consisting of six new wells in Colombia and seven wells in Chile, of which two were exploration wells and eleven were development and appraisal wells. In addition, the Company continued with the delineation and appraisal of the Tigana Field on the Llanos 34 Block in Colombia.

Strategic developments during 3Q2014 include the award in Colombia of a new exploratory block (VIM-3), which covers an area of 225,000 acres in the Lower Magdalena basin. In addition, in October 2014, GeoPark entered into Peru (its fifth country platform in Latin America) through the acquisition of the high-impact Morona Block in a joint-venture with Petroperu. The Morona Block covers an area of 1.9 million acres in the prolific Marañon Basin and includes 55 million barrels of 2P reserves, certified by Ryder Scott, and 200 to 600 million barrels of exploration resources.

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru government approval.

Oil and Gas Production Update

Consolidated:

The total average oil and gas production increased 66% in 3Q2014 to 21,548 boepd, compared to 12,992 boepd reported for 3Q2013. On a proforma basis (includes operations from the recently closed Manati field acquisition in Brazil in both periods), average production increased by 29%.

Consolidated oil production accounted for 73% of total reported production and increased by 40% to 15,739 bopd in 3Q2014, compared to 11,226 bopd in 3Q2013.

Colombia:

Average production in Colombia increased by 68% in 3Q2014 to 11,934 boepd compared to 3Q2013. This increase is mainly the result of new discoveries in the Tigana and Aruco fields in the Llanos 34 Block (GeoPark operated with a 45% working interest (WI)) and to a lesser extent due to the development and appraisal of the Max, Tua and Tarotaro fields.

The Llanos 34 Block (GeoPark operated with a 45% WI) represented 77% of GeoPark’s Colombian production in 3Q2014, compared to 55% in 3Q2013.

Chile:

Average oil and gas production in Chile increased by 3% in 3Q2014 to 5,994 boepd, compared to 3Q2013. This growth is mainly a result of 26% higher gas production together with 8% lower oil production, and was impacted by the natural decline in base production but also partly offset by production from new wells along with the implementation of electrical submersible pumps (ESP) to enhance production in six existing wells.

The Fell Block (GeoPark operated with a 100% WI) represented 96% of GeoPark’s Chilean production and consisted of 62% oil.

Brazil:

Average gas production in Brazil amounted to 20,882 mcfpd, or 3,480 boepd, in 3Q2014. On a proforma basis, including production for both quarters, gas production decreased 5% compared to 3Q2013, mainly due to a slight decline in demand as a result of plant maintenance for one of Manati’s principal customers.

The Manati Field (Non-operated with a 10% WI) represented 100% of GeoPark’s Brazilian production.

Operational Update

Colombia:

In Colombia, six wells were drilled during 3Q2014, for an aggregate of 18 new wells drilled during the first nine months of 2014.

•	3Q2014 drilling and operation highlights on GeoPark’s Llanos 34 Block (GeoPark operated with a 45% WI) include:

o
Exploration well Tigana Sur Oeste 1, which was drilled in 2Q2014 to a depth of 12,605 feet, tested oil in the Guadalupe formation during 3Q2014. The test resulted in a production rate of approximately 320 bopd gross of oil of 15° API. Further production history is required to determine stabilized flow rates.

o
Appraisal well Tigana Sur 2 was drilled in 3Q2014 to a depth of 11,242 feet and tested oil in the Guadalupe formation. The test resulted in a production rate of approximately 872 bopd gross of oil of 15° API. Further production history is required to determine stabilized flow rates.

o
Appraisal well Tigana Sur 3 was drilled in 3Q2014 to a depth of 11,971 feet. Electric log evaluation indicated the presence of hydrocarbons in the Guadalupe formation; however, the well tested water and the Company will continue performing further evaluations.

o
Results from the aforementioned wells, together with previous discoveries within the Tigana Field, have contributed to help better define the size of the overall structure of the field. Ongoing geological and reservoir analyses indicate that Tigana is a single larger combined (structural and stratigraphic) trap. Development well Tua 7 was drilled in 3Q2014 to a depth of 10,597 feet. The well is currently waiting on completion and will be tested during 4Q2014 in the Guadalupe formation.

o
During 3Q2014, GeoPark began construction of permanent facilities in the Tua field that is expected to be completed during 4Q2014.  These facilities are expected to increase total fluid processing capacity for the Llanos 34 Block up to 94,000 barrels per day and storage capacity to 41,000 barrels, in addition to reducing operating costs.

•	3Q2014 drilling and operation highlights on the Llanos 32 Block in Colombia (Non-operated with a 10% WI) include:

o	Appraisal well Kananaskis 3 was drilled in 3Q2014 to a depth of 10,880 feet and tested oil in the Mirador formation. The well is currently producing an average of 500 bopd gross.

o	Current gross oil production from Kananaskis 1, Kananaskis 3 and Carmentea 1 wells in Llanos 32 Block is approximately 7,800 bopd.

Chile:

In Chile, seven wells were drilled during 3Q2014, for an aggregate of 23 new wells drilled during the first nine months of 2014.

•	3Q2014 drilling and operation highlights on the Fell Block (GeoPark operated with a 100% WI) include:

o	Development well Konawentru 18 was drilled in 3Q2014 to a depth of 10,043 feet. The well is currently waiting on completion and will be tested during 4Q2014 in the Tobifera formation.

•	3Q2014 drilling and operation highlights on GeoPark’s Tierra del Fuego Blocks include:

o
Exploration well Pantano Oeste 1 on the Isla Norte Block (GeoPark operated with a 60% WI) was drilled in 2Q2014 to a total depth of 7,268 feet and was tested during 3Q2014 in the Tobifera formation. Current oil production rates are approximately 692 gross bopd of 45° API, with a 20% water cut. Further production history will be required to determine stabilized flow rates and the extent of the reservoir.

o
Exploratory well Keternen 1 on the Campanario Block (GeoPark operated with a 50% WI) was drilled in 3Q2014 to a depth of 7,311 feet. The well is currently waiting on completion and will be tested during 4Q2014 in the Tobifera formation.

o
Exploratory well Tanu 1 on the Campanario Block (GeoPark operated with a 50% WI) was drilled in 3Q2014 to a depth of 8,144 feet. The well is currently waiting on completion and will be tested during 4Q2014 in the Tobifera formation.

o
Weather conditions contributed to delays in the completion and drilling activities in the Tierra del Fuego Blocks during 3Q2014. Exploratory wells Bella Vista Sur 1 and Aneky 1 on the Campanario Block, originally programmed for 3Q2014, will be drilled in 4Q2014.

o	Following the successful drilling program on the Tierra del Fuego blocks, GeoPark and its partner ENAP have declared commerciality on seven new fields, allowing the development phase to begin.

Brazil:

In Brazil, 3Q2014 operation and exploration highlights for GeoPark include:

•	Construction of a compression plant for the Manati gas field (Non-operated with a 10% WI) continued with expected start-up scheduled for 2H2015. The Manati gas field is operated by Petrobras.

•
GeoPark initiated 3D seismic registration in the Reconcavo basin, and topographic surveys in the Potiguar basin, both part of the Round 11 blocks obtained in 2013 (GeoPark operated with 100% WI). The Company expects seismic program to be completed by 4Q2014 with drilling expected to begin in 2H2015.

Annex

Drilling and Work-Over Schedule

Country	Prospect/Well	Block	Type	Schedule/Status
Chile	Konawentru 18	Fell	Development	Drilled and waiting on completion
Chile	Molino 10	Fell	Development	4Q2014
Chile	Ache 3	Fell	Development	4Q2014
Chile	Konawentru 5	Fell	Development	4Q2014
Chile	Konawentru 17	Fell	Development	4Q2014
Chile	Keternen 1	Campanario	Exploration	Drilled and waiting on completion
Chile	Tanu 1	Campanario	Exploration	Drilled and waiting on completion
Chile	Aneky 1	Campanario	Exploration	4Q2014
Chile	Bella Vista Sur 1	Campanario	Exploration	4Q2014
Chile	Primavera Sur 2	Campanario	Development	4Q2014
Chile	Chercan 3	Flamenco	Development	4Q2014
Colombia	Tigana Sur 3	Llanos 34	Appraisal	Drilled and under evaluation
Colombia	Tua 7	Llanos 34	Development	Drilled and waiting on completion
Colombia	Tua 8	Llanos 34	Appraisal	4Q2014
Colombia	Tua 9	Llanos 34	Appraisal	4Q2014
Colombia	Tilo 1	Llanos 34	Exploration	4Q2014

Breakdown of Quarterly Production by Country

The following table shows production figures for 3Q2014, as compared with 3Q2013:

	3Q2014			3Q2013
	Total (boepd)	Oil (bopd)	Gas (mcfpd)	Total (boepd)	% Chg.
Chile	5,994	3,721	13,637	5,829	3%
Colombia	11,934	11,892	251	7,096	68%
Brazil	3,536	56	20,882	*	N/A
Argentina	84	70	84	67	25%
Total	21,548	15,739	34,854	12,992	66%

(*) 3Q2013 shows no production in Brazil, as the acquired interest in the Manati Field (Brazil) was completed on March 31, 2014. As a reference and only for comparison purposes, the corresponding net production for 3Q2013 amounted to 3,733 boepd.

Production Growth Evolution

The following table shows production figures for the last five consecutive quarters:

(boepd)	3Q2013	4Q2013	1Q2014	2Q2014	3Q2014
Chile	5,829	6,748	7,407	6,435	5,994
Colombia	7,096	7,725	9,265	10,357	11,934
Brazil*	-	-	-	3,572	3,536
Argentina	67	75	71	77	81
Total	12,992	14,548	16,743	20,441	21,548

Oil	11,226	12,002	13,821	14,325	15,739
Gas	1,766	2,546	2,922	6,116	5,809

(*) The acquired interest in the Manati Field (Brazil) was completed on March 31, 2014. As a reference and only for comparison purposes, the corresponding, net production for GeoPark’s WI in the Manati Field in the preceding periods was as follows: 3Q2013: 3,733 boepd, 4Q2013: 3,664 boepd, 1Q2014: 3,667 boepd.

For further information, please contact:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600

GLOSSARY

boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
mcfpd	Thousands of standard cubic feet per day
mmcfpd	Millions of standard cubic feet per day
sqkm	Square kilometers
WI	Working Interest
EI	Economic Interest

         NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2014 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: October 21, 2014